Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161557

Prospectus Supplement No. 2
(To prospectus dated November 10, 2009)

PROXY STATEMENT SUPPLEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF CHINA HOLDINGS ACQUISITION CORP.
AND PROSPECTUS SUPPLEMENT FOR SHARES, WARRANTS AND UNITS
OF CHINA CERAMICS CO., LTD.

12,800,000 Units
29,950,000 Shares
15,550,000 Warrants

This proxy statement/prospectus supplement, dated November 17, 2009, supplements the proxy statement of China Holdings Acquisition Corp. and the prospectus of China Ceramics Co., Ltd. dated November 10, 2009.  You should read this proxy statement/prospectus supplement in conjunction with the proxy statement/prospectus and the prior supplement, and this prospectus supplement is qualified by reference to the proxy statement/prospectus and the prior supplement, except to the extent that the information contained in this proxy statement/prospectus supplement supersedes the information contained in the proxy statement/prospectus and the prior supplement. This proxy statement/prospectus supplement is not complete without, and may not be utilized except in connection with, the proxy statement/prospectus, including any amendments or additional supplements thereto.

See "Risk Factors" beginning on page 29 of the proxy statement/prospectus for factors you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement.  Any representation to the contrary is a criminal offense.

Agreement with Victory Park

CHAC entered into an agreement (the “Victory Agreement”), dated November 17, 2009, with Victory Park Capital Advisors, LLC (“Victory Park”), pursuant to which funds managed by Victory Park or other purchasers acceptable to Victory Park and CHAC may purchase up to an aggregate of up to approximately 4,000,000 shares of CHAC’s common stock from third parties prior to CHAC’s special meeting of stockholders. It is anticipated that Victory Park will effect purchases of CHAC common stock through independent, privately negotiated transactions with third parties who are institutions or other sophisticated investors that have voted against or indicated an intention to vote against the redomestication of CHAC to the British Virgin Islands and the business combination with Success Winner Limited.

Pursuant to the Victory Agreement, CHAC will pay Victory Park a fee of 1.0% of the total purchase price of all shares of CHAC’s common stock purchased by Victory Park from third parties. In connection with the purchases of common stock by Victory Park pursuant to the Victory Agreement, Victory Park and CHAC will enter into stock purchase agreements (each, a “Victory Purchase Agreement”), pursuant to which CHAC will agree to purchase such common stock from Victory Park at a price equal to the aggregate purchase price paid by Victory Park for such shares plus the 1.0% fee described above. No funds other than those payable to Victory Park may be released from the trust account containing the net proceeds of CHAC’s initial public offering following the consummation of the Merger until CHAC has paid Victory Park pursuant to the Victory Purchase Agreements in full except to converting stockholders. Such purchases, if made, would increase the likelihood that holders of a majority of shares of CHAC’s common stock will vote in favor of the Merger and Stock Purchase Agreement and that holders of less than 33.33% of CHAC’s common stock will vote against the Merger and the Stock Purchase Agreement and seek conversion of their CHAC common stock into cash in accordance with CHAC’s amended and restated charter.

Acquisition of Common Stock by CHAC

CHAC has entered into Stock Purchase Agreements with two of its stockholders to purchase an aggregate of 1.3 million shares of CHAC common stock for a purchase price of $9.79 per share.  Neither of the sellers is affiliated with CHAC or Success Winner Limited, or any of their respective officers and directors and/or their respective affiliates.  One of the stockholders, Del Mar Asset Management, LP. was, however, a greater than 5% stockholder of CHAC’s common stock.  Pursuant to the purchase agreements, such stockholders have agreed not to exercise their conversion rights or, if they have already exercised their conversion rights, to withdraw and revoke such exercise.

The purchase of shares of CHAC common stock pursuant to these agreements will reduce the number of shares available to seek redemption of their common stock for cash.  The purchase of common stock pursuant to these agreements will take place concurrently with or following the closing of the redomestication and business combination and will be paid for with funds that will be released from CHAC’s trust account upon consummation of the redomestication and business combination.

The date of this prospectus supplement is November 17, 2009.